Exhibt 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS HIGHEST SALES
AND A RECORD HIGH WITH ALL PROFIT PARAMETERS IN 2025

 THE COMPANY REPORTS RECORD HIGH ANNUAL PROFIT BEFORE TAX OF NIS 116.6
MILLION (US$ 36.5 MILLION)

YAVNE, Israel - March 24, 2026 - G. Willi-Food International Ltd. (NASDAQ: WILC and TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2025.

Fiscal Year 2025 Highlights

•	Sales increased by 6.0% to NIS 610.6 million (US$ 191.4 million) from NIS 575.8 million (US$ 180.5 million) in fiscal year 2024.
•	Gross profit increased by 8.4% year-over-year to NIS 174.8 million (US$ 54.9 million).
•	Operating profit increased by 35.6% year-over-year to NIS 74.4 million (US$ 23.3 million).
•	Income before taxes on income increased by 25.8% year-over-year to NIS 116.6 million (US$ 36.5 million).
•	Net profit increased by 28.6% year-over-year to NIS 90.4 million (US$ 28.3 million).
•	Basic earnings per share of NIS 6.50 (US$ 2.04).
•	Cash and cash equivalents balance of NIS 124.2 million (US$ 38.9 million) as of December 31, 2025.

Management Comment

Zwi Williger Chairman and Joseph Williger CEO, commented: “We are proud to conclude 2025 with record results, reporting the highest annual sales and the strongest performance across all profit measures in the Company’s history. These achievements reflect the consistent execution of our strategic plan throughout the year — including strengthening our commercial terms with suppliers and customers, focusing on a more profitable product mix, expanding our product portfolio, and maintaining high product availability to meet growing demand. Throughout 2025, we demonstrated resilience and operational excellence, delivering steady growth in sales while significantly improving margins and profitability. Our record income before taxes and net profit underscore the strength of our business model and our disciplined financial management. A key strategic milestone for the Company is the construction of our new state-of-the-art refrigerated logistics center. This advanced facility is expected to become operational during the second half of 2026 and will serve as a major growth engine for the coming years. The new logistics center will substantially enhance our storage and distribution capabilities, improve operational efficiencies, support entry into new product categories — particularly frozen and chilled products — and enable us to scale our business to meet increasing demand. We also continue to operate against a complex and evolving security backdrop in Israel and the region, including a joint military operation launched by the State of Israel and the United States against the Islamic Republic of Iran, referred to by Israel as “Operation Roaring Lion” and by the United States as “Epic Fury.” Despite these challenges, the Company has maintained full business continuity, with no material disruption to its operations, including the consistent supply of goods and ongoing distribution to customers. Our ability to sustain routine operations during such periods reflects the resilience of our organization, the strength of our supply chain, and the dedication of our employees. We remain hopeful for an improvement in the security situation and for a future of stability, prosperity, and peace across the region. Looking ahead, we remain confident in our ability to continue generating sustainable growth and long-term value for our shareholders, supported by our strong financial position, experienced management team, and strategic investments in infrastructure and product expansion”.

Fiscal 2025 Summary

Sales for fiscal year 2025 increased by 6.0% to NIS 610.6 million (US$ 191.4 million) from NIS 575.8 million (US$ 180.5 million) recorded in fiscal year 2024. The Company attributes the growth in sales primarily to an increase in inventory levels and improved product availability, which supported the growing demand for its products. The increase also reflects higher demand for the Company’s products.

Gross profit for fiscal year 2025 increased by 8.4% to NIS 174.8 million (US$ 54.8 million), or 28.6% of revenues, from NIS 161.3 million (US$ 50.6 million), or 28.0% of revenues recorded in fiscal year 2024. The increases in gross profit and gross margins were due to the Company’s efforts to improve its commercial terms with its customers and suppliers, focus on selling a more profitable products portfolio and due to favorable exchange rates compared to 2024.

Selling expenses for fiscal year 2025 increased by 4.1% to NIS 71.7 million (US$ 22.5 million), or 11.7% of revenues, from NIS 68.9 million (US$ 21.6 million), or 12.0% of revenues recorded in fiscal year 2024. The increase was primarily due to employee compensation tied to the Company's sales performance, as well as an increase in transportation and other logistics costs.

General and administrative expenses for fiscal year 2025 increased by 9.9% to NIS 28.8 million (US$ 9.0 million), or 4.7% of revenues, from NIS 26.2 million (US$ 8.2 million), or 4.5% of revenues recorded in fiscal year 2024. The increase was primarily due to the provision for profit-based compensation to senior management resulting from the higher operating profit and the results of the share-based payment program.

Operating profit before other expenses (income) for fiscal year 2025 increased by 12.2% to NIS 74.3 million (US$ 23.3 million), or 12.2% of revenues, from NIS 66.3 million (US$ 20.8 million), or 11.5% of revenues, recorded in fiscal year 2024. The increase was primarily due to the increase in gross profit.

There were no other expenses for fiscal year 2025. Other expenses for the corresponding period in 2024 were NIS 11.6 million (US$ 3.5 million), primarily related to an agreement the Company reached with the Israel Competition Authority to pay an administrative fine. For further details, please see the Company’s report on Form 6-K submitted to the Securities and Exchange Commission on July 17, 2024.

Operating profit for fiscal year 2025 increased by 35.6% to NIS 74.4 million (US$ 23.3 million), or 12.2% of revenues, from NIS 54.9 million (US$ 17.2 million), or 9.5% of revenues, recorded in fiscal year 2024. This increase was primarily due to the increase in gross profit and a reduction in operating expenses compared to sales being offset by the administrative fine of NIS 11.6 million (US$ 3.6 million).

Financial income, net for fiscal year 2025 totaled NIS 42.2 million (US$ 13.2 million), compared to NIS 37.8 million (US$ 11.8 million) recorded in fiscal year 2024. Financial income, net, for fiscal year 2025 was comprised mainly of the revaluation of the Company’s portfolio of securities in the amount of NIS 33.0 million (US$ 10.3 million) and interest and dividend income from the Company’s portfolio of securities in an amount of NIS 10.6 million (US$ 3.3 million).

Willi-Food’s income before taxes for fiscal year 2025 was NIS 116.6 million (US$ 36.5 million), compared to NIS 92.7 million (US$ 29.1 million) in fiscal year 2024.

Willi-Food’s net profit in fiscal year 2025 was NIS 90.4 million (US$ 28.3 million), or NIS 6.49 (US$ 2.04) per share, compared to NIS 70.3 million (US$ 22.0 million), or NIS 5.07 (US$ 1.6) per share, recorded in fiscal year 2024.

Willi-Food ended fiscal year 2025 with NIS 124.2 million (US$ 38.9 million) in cash and cash equivalents. Net cash from operating activities in fiscal year 2025 was NIS 58.8 million (US$ 18.4 million). Willi-Food's shareholders' equity at the end of December 2025 was NIS 655.1 million (US$ 205.4 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate of US$ 1.00 to NIS 3.190 as of December 31, 2025. The use of US$ is solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the fiscal year ended December 31, 2025 are presented in accordance with International Financial Reporting Standards.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers, and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied in those forward-looking statements. These risks and other factors include, but are not limited to: delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not materialize; inability to sustain improvements and growth in the future; monetary risks including changes in marketable securities or changes in currency exchange rates, especially the NIS/U.S. Dollar exchange rate; payment default by any of our major clients; the loss of one or more of our key personnel; changes in laws and regulations, including those relating to the food distribution industry; and inability to meet and maintain regulatory qualifications and approvals for our products; termination of arrangements with our suppliers; loss of one or more of our principal clients; increase or decrease in global purchase prices of food products; increasing levels of competition in Israel and other markets in which we do business; changes in political, economic, and military conditions in Israel, particularly the recent war in Israel; economic conditions in the Company's core markets; delays and price increases due to the attacks on global shipping routes in the Red Sea; our inability to accurately predict consumption of our products and changes in consumer preferences; our inability to protect our intellectual property rights; our inability to successfully integrate our recent acquisitions; insurance coverage not sufficient to cover losses of product liability claims; risks associated with product liability claims; and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance, or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 24, 2026. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	124,158	122,938	38,921	38,539
Financial assets at fair value through profit or loss	124,591	123,189	39,057	38,617
Trade receivables, Net	181,762	171,331	56,979	53,709
Other receivables and prepaid expenses	2,244	7,384	703	2,315
Inventories, Net	94,074	98,234	29,490	30,794
Current tax assets	1,585	744	497	233
Total current assets	528,414	523,820	165,647	164,207

Non-current assets
Property, plant and equipment	201,692	168,217	63,226	52,733
Less -Accumulated depreciation	63,468	58,349	19,896	18,291
	138,224	109,868	43,330	34,442

Right of use asset	4,562	4,814	1,430	1,509
Financial assets at fair value through profit or loss	49,067	47,842	15,381	14,997
Goodwill	36	36	11	10
Total non-current assets	191,889	162,560	60,152	50,958

	720,303	686,380	225,799	215,165
EQUITY AND LIABILITIES
Current liabilities
Current maturities of lease liabilities	2,191	2,179	687	683
Trade payables	23,291	28,203	7,301	8,841
Employee Benefits	4,861	4,532	1,524	1,421
Other payables and accrued expenses	17,438	25,015	5,466	7,842
Total current liabilities	47,781	59,929	14,978	18,787

Non-current liabilities
Lease liabilities	2,739	2,521	859	790
Deferred taxes	13,331	9,888	4,179	3,100
Retirement benefit obligation	1,361	1,102	427	345
Total non-current liabilities	17,431	13,511	5,465	4,235

Shareholders' equity
Share capital	1,492	1,491	467	467
Additional paid in capital	174,700	173,062	54,765	54,251
Remeasurement of the net liability in respect of defined benefit	(256)	(256)	(81)	(80)
Capital fund	247	247	77	77
Retained earnings	479,536	439,024	150,325	137,625
Treasury shares	(628)	(628)	(197)	(197)
Equity attributable to owners of the Company	655,091	612,940	205,356	192,143

	720,303	686,380	225,799	215,165

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	610,605	575,795	191,412	180,500
Cost of sales	435,781	414,461	136,609	129,925

Gross profit	174,824	161,334	54,803	50,575
Operating costs and expenses:
Selling expenses	71,721	68,893	22,483	21,597
General and administrative expenses	28,767	26,165	9,018	8,202
Operating profit before other expenses (income)	74,336	66,276	23,302	20,776

Other expenses (income)	(95)	11,402	(31)	3,574

Operating profit	74,431	54,874	23,333	17,202

Financial income	44,784	39,741	14,039	12,458
Financial expense	2,628	1,933	824	606
Total Financial income	42,156	37,808	13,215	11,852

Income before taxes on income	116,587	92,682	36,548	29,054
Taxes on income	26,156	22,367	8,199	7,012

Profit for the period	90,431	70,315	28,349	22,042

Earnings per share:
Basic earnings per share	6.50	5.07	2.04	1.59
Diluted earnings per share	6.50	5.07	2.04	1.59

Shares used in computation of basic EPS	13,906,412	13,874,334	13,906,412	13,874,334
Shares used in computation of diluted EPS	13,913,507	13,874,334	13,913,507	13,874,334
Actual number of shares	13,906,412	13,874,334	13,906,412	13,874,334

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS		US dollars (*)
	In thousands
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	90,431	70,315	28,349	22,042
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	(31,630)	(27,342)	(9,916)	(8,572)
Net cash from continuing operating activities	58,801	42,973	18,433	13,470

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(5,801)	(5,414)	(1,818)	(1,697)
Acquisition of property plant and equipment under construction	(28,172)	(43,332)	(8,833)	(13,584)
Proceeds from sale of property plant and Equipment	95	552	31	173
Proceeds from sale of marketable securities, net	29,750	2,482	9,326	778
Net cash used in continuing investing activities	(4,128)	(45,712)	(1,294)	(14,330)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,879)	(2,322)	(589)	(728)
Dividend	(49,919)	(9,982)	(15,649)	(3,129)
Net cash used to continuing financing activities	(51,798)	(12,304)	(16,238)	(3,857)

Increase (decrease) in cash and cash equivalents	2,875	(15,043)	901	(4,717)
Cash and cash equivalents at the beginning of the year	122,938	137,466	38,539	43,093
Exchange gains (losses) on cash and cash equivalents	(1,655)	515	(519)	161
Cash and cash equivalents at the end of the year	124,158	122,938	38,921	38,537

(*)	Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.	Adjustments to reconcile net profit to net cash from continuing operating activities:

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS		US dollars (*)
	In thousands

Increase in deferred income taxes	3,443	5,020	1,079	1,574
Unrealized gains on marketable securities	(32,377)	(25,207)	(10,149)	(7,902)
Depreciation and amortization	5,617	(**) 5,177	1,761	(**) 1,623
Depreciation expense on right-to-use assets	2,361	(**) 2,125	740	(**) 666
Stock based payment	1,639	473	514	148
Capital gain on disposal of property, plant and equipment	(95)	(263)	(31)	(83)
Exchange gains on cash and cash equivalents	1,655	(515)	519	(161)

Changes in assets and liabilities:
Decrease in trade receivables and other receivables	17,212	18,047	5,396	5,657
Decrease (increase) in inventories	4,160	(35,759)	1,304	(11,210)
Increase (decrease) in trade payables, other payables and other current liabilities	(11,901)	21,026	(3,731)	6,591
Cash generated used in operations	(8,286)	(9,876)	(2,598)	(3,097)
Income tax paid	(23,344)	(17,466)	(7,318)	(5,475)
Net cash flows used in operating activities	(31,630)	(27,342)	(9,916)	(8,572)

(*)          Convenience Translation into U.S. Dollars.
(**)        Reclassified

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.